

Mail Stop 3720

September 8. 2015

Mr. David D. Cole
Executive Vice President, Controller and Operations Support
CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA 71203

> **Re: CenturyLink, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated August 24, 2015**
> **File No. 1-07784**

Dear Mr. Cole:

We have reviewed your August 24, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

1. We note your response to comment 1. Please include in your disclosures your statement that over 85% of your consumer segment strategic revenues are attributable to your broadband product offerings and over 85% of your consumer segment legacy revenues are attributable to your voice service product offerings.

2. We note your response to comment 2. You state that management currently uses the strategic and legacy categorizations to evaluate company-wide and segment specific revenues and trends. It also appears that management uses these two categorizations as a means of measuring and evaluating your product and services transformation

strategy. The relationship between costs and revenues appears to be materially different within your strategic and legacy subdivisions and continues to change from period to period. We note in your quarterly earnings calls and industry presentations, discussion of the headwinds facing your goal of overall operating margin stability. We also note your various public discussions concerning your shift in business focus to lower margin strategic products from higher margin legacy products and the attendant challenges facing this strategy. For example you have noted that capital expenditures are in part targeted towards successful sectors of your business and acknowledged the impact of "off-net" costs upon the relatively lower margins of your strategic products. We believe that an expanded disclosure, discussing in more detail the difference between the operating margins of the strategic and legacy subdivisions, is necessary to understand management's view of the implementation and progress of your company transformation. We also believe this information is material for a complete investor understanding and illumination of the costs associated with the changes in your macro revenue mix. As mentioned above, considering that you share qualitative margin information about customer strata in earnings calls and industry presentations, please tell us why you are not required to include information of this nature in your MD&A to provide all investors with a better understanding of your operating performance. Please again refer to Item 303(a)(3) of Regulation S-K and Securities Act Release No. 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

12. Segment Information, page 106

3. Please revise to disclose revenues from external customers for each product or service or each group of similar products and services in accordance with ASC 280-10-50-40. If you believe that this information is not required, please provide us with a detailed analysis supporting your conclusion.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications